Firebird Global Master Fund, Ltd. c/o Citco Fund Services (Cayman Islands) Limited Corporate Centre West Bay Road P.O. Box 31106 SMB Grand Cayman Cayman Islands, British West Indies

FOR IMMEDIATE RELEASE	Press Release

FIREBIRD GLOBAL MASTER FUND, LTD.
POSITION IN DEVONSHIRE RESOURCES LTD. DECREASES

MONTREAL, November 27, 2007 – This press release is being published in relation to a change in material facts regarding the securityholding percentage in Devonshire Resources Ltd. (formerly: Ripple Lake Diamonds Inc.) (“Devonshire”) (DEV-TSXV) of Firebird Global Master Fund, Ltd. (“FGMF”) that had not previously been disclosed.

FGMF announces that on June 15, 2007, 1,111,112 warrants to acquire the same number of common shares in the share capital of Devonshire held by FGMF expired without being exercised. Immediately after this expiry, FGMF’s securityholding percentage in Devonshire decreased by 7.58% since the last Alternative Monthly Report filed on July 6, 2005.

FGMF currently holds 222,223 common shares in the share capital of Devonshire (after giving effect to a ten for one consolidation of Devonshire’s common shares), representing 6.08% of the outstanding common shares of Devonshire immediately after the expiry of the warrants and as of the date hereof.

FGMF may, from time to time, acquire additional securities of Devonshire, may continue to hold its present position or may dispose of its shares.

FGMF is a contrarian portfolio equity fund that invests in markets throughout the world.

This press release is being issued in order to comply with the disclosure requirements under applicable securities legislation. This press release is not an admission that FGMF owns or controls any described securities or is a joint actor with anyone else.

For further information, or to obtain a copy the report of acquisition, contact:

Mr. James Passin, Director
Firebird Global Master Fund, Ltd.
(212) 698-9260
jpassin@fbird.com